

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2024

Eric A. Adams
President and Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 1445 – 885 West Georgia St.
Vancouver, British Columbia, Canada V6C 3E8

> **Re: InMed Pharmaceuticals Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2024**
>   **File No. 333-284029**

Dear Eric A. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jared Kaplan